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                                                                 EXHIBIT-99.5

BRASCAN                                                             NEWS RELEASE
CORPORATION


                          BRASCAN CORPORATION ANNOUNCES
                     PURCHASE OF ADDITIONAL SHARES OF NEXFOR



TORONTO, AUGUST 28, 2001 - Brascan Corporation (BNN: NYSE, TSE) announced today that it purchased an additional 2,850,000 common shares of Nexfor Inc. during August through two normal course purchases on The Toronto Stock Exchange, representing 2.0% of the outstanding common shares of Nexfor. Nexfor is a North American producer of building products and specialty papers and the leading producer of wood-based panel products in the United Kingdom.

Including purchases totalling 3,676,700 common shares made during the first half of 2001, Brascan has acquired a total of 6,526,700 common shares of Nexfor during the current year, representing approximately 4.6% of the outstanding common shares of Nexfor. These purchases were made for investment purposes. Brascan now owns 53,930,674 Nexfor common shares, representing 38.3% of its outstanding common shares.


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BRASCAN CORPORATION is an investment and financial services company with a goal of earning a 20% total return on equity while investing in high quality assets which generate sustainable cash flows and capital increases in value. Brascan owns real estate, hydro power generation, financial services and mining and refining assets throughout North and South America. Brascan is listed on the Toronto and New York Stock Exchanges under the symbol BNN.

For more information, please visit our web site at www.brascancorp.com or contact the following individuals:

MEDIA:                 INVESTORS AND FINANCIAL ANALYSTS:

Robert J. Harding      Richard Legault                        Katherine C. Vyse
Chairman               Senior Vice-President and              Vice-President,
416-363-9491           Chief Financial Officer                Investor Relations
                       416-956-5183                           416-369-8246